EXHIBIT 3.2

AMENDMENT TO

BYLAWS

OF

CLEARSIGN COMBUSTION CORPORATION

By action of the Board of Directors of ClearSign Combustion Corporation (the “Company”) taken pursuant to Section 7, Subsection 7.2 of the Bylaws of the Company, on June 11, 2019, Paragraph 2 of Section 2, Subsection 2.2 of the Bylaws of the Company were amended to read as follows:

A special meeting of the shareholders shall be held if the holders of at least 20% of all the votes entitled to be cast on any issue proposed to be considered at the special meeting have delivered to the Secretary one or more demands for the meeting, describing the purpose or purposes for which it is to be held, which demands shall be set forth either (i) in an executed written record, or (ii) if the corporation has designated an address, location or system to which the demands may be electronically transmitted and the demands are electronically transmitted to that designated address, location or system, in an executed electronically transmitted record. The record date for determining shareholders entitled to demand a special meeting is the date of delivery of the first shareholder demand in compliance with this Section 2.2.

Except as herein amended, the provisions of the Bylaws shall remain in full force and effect.

Adopted and effective as of June 11, 2019.

Brian G. Fike, Secretary